[TIAA-CREF Letterhead]

March 10, 2008

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Attention: Mr. Michael McTiernan, Esq.

Re:	TIAA-CREF U.S. Real Estate Fund I, L.P.
Registration Statement on Form S-11, Registration No. 333-141315

Ladies and Gentlemen:

We have enclosed herewith Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-11 (the “Registration Statement”) filed by TIAA-CREF U.S. Real Estate Fund I, L.P. (the “Fund”) on the date hereof. We have enclosed two courtesy copies of Amendment No. 4, marked to highlight changes made to the Registration Statement since Amendment No. 3 (“Amendment No. 3”) to the Registration Statement was filed with the Securities and Exchange Commission on January 30, 2008. As you can see, the primary change is to include the Fund’s (and its general partner’s) audited financial statements as of December 31, 2007.

On February 15, 2008, the Fund responded by letter to the Staff’s comments issued by letter dated February 7, 2008, which letter pertained to certain accounting issues in respect of Amendment No. 3. On February 28, 2008, Daniel Gordon of the Commission informed the Fund’s Real Estate Chief Financial Officer, Phillip Nickolenko, that the Staff had no further comment with respect to the Staff’s February 7 letter and the Fund’s February 15 response thereto.

If you have any questions, please feel free to contact Keith Atkinson at (704) 988-5507 or katkinson@tiaa-cref.org or Phillip Nickolenko at (704) 988-6008 or pnickolenko@tiaa-cref.org. We look forward to discussing Amendment No. 4 with you at your earliest convenience.

Very truly yours,
	by:	/s/ Keith F. Atkinson
Keith F. Atkinson
Enclosures

cc :	Dennis Quinn
Mayer Brown LLP

Lona Mathis
PricewaterhouseCoopers LLP

Phillip Nickolenko
TIAA-CREF U.S. Real Estate Fund I, L.P.